Exhibit 12

Paper Warehouse, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
for the Five Years Ended January 31, 2003

($'s in thousands)	Fiscal Year Ended

	January 31,	February 1,	February 2,	January 28,	January 29,
Ratio of Earnings to Fixed Charges:	2003	2002	2001	2000	1999

Earnings:
Consolidated net (loss) earnings	$(4,158)	$(9,801)	$(434)	$(4,448)	$(521)
Extraordinary charge, net	—	—	—	—	—
Cumulative effect of accounting change, net	—	—	—	108	—
Income taxes	—	3,733	(295)	(2,970)	(323)

Total loss before extraordinary charge and cumulative effect of accounting change	(4,158)	(6,068)	(729)	(7,310)	(844)
Fixed Charges:
Interest expense	1,452	1,433	1,670	1,182	279
Interest portion of rental expense	3,017	3,435	3,386	3,281	2,378

Total fixed charges	4,469	4,868	5,056	4,463	2,657
Earnings available for fixed charges	$311	$(1,200)	$4,327	$(2,847)	$1,813

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (1)	—	—	—	—	—

For the fiscal years ended January 31, 2003, February 1, 2002, February 2, 2001, January 28, 2000 and January 29, 1999 earnings, were not adequate to cover fixed charges by approximately $4.2 million, $6.1 million, $729,000, $7.3 million, and $844,000, respectively.